January 22, 2007

VIA EDGAR and E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn.:	Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance

	Re:	PAETEC Holding Corp.
Registration Statement on Form S-4
File No. 333-138594

In accordance with counsel’s discussion with the Staff on Friday, January 19, concerning the above-referenced filing (the “PAETEC S-4”), we request the Staff’s advice with respect to a number of issues concerning the filing that arise under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”).

The issues discussed below relate to the post-closing effects of the two pending mergers (the “Mergers”) described in the PAETEC S-4 involving PAETEC Corp., a corporation not subject to reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act (“Private Company”), and US LEC Corp., a corporation whose common stock is listed on the NASDAQ Stock Market (“NASDAQ”) and registered under Section 12(b) of the Exchange Act (“Reporting Company”). As a result of the Mergers, Private Company and Reporting Company will become wholly owned subsidiaries of a newly formed holding company called PAETEC Holding Company (“New Registrant”), whose common stock (“New Registrant Common Stock”) will be listed on NASDAQ and registered under Section 12(b) of the Exchange Act. The New Registrant Common Stock will be issued in the Mergers to the stockholders of Private Company and the stockholders of Reporting Company.

1. New Registrant as Successor Issuer Under Rule 12g-3(a). We request the Staff to confirm counsel’s view that, as a result of the Mergers, New Registrant will be a successor issuer within the meaning of Rule 12g-3(a), because the New Registrant Common Stock, which is not already registered under Section 12 of the Exchange Act, will be issued to stockholders of US LEC, whose common stock is registered pursuant to Section 12(b) of the Exchange Act.

We note that in an identically-structured merger transaction (the “Aviza Transaction”) involving a private company and an SEC-reporting company (SEC File No. 333-126098), in which the combining companies became wholly owned subsidiaries of a newly formed holding company whose common stock was registered under Section 12(b), the Staff advised the new registrant that it was a successor issuer to the SEC-reporting company under Rule 12g-3(a). We refer to the registrant’s correspondence with the Staff posted in connection with the Aviza Transaction filing, and in particular to the registrant’s letter of responses to the Staff dated October 27, 2005, where the registrant referred to its conversation with Jonathan Ingram, Robin Manos and Donald C. Hunt of the Staff in which the Staff provided the foregoing advice on the Rule 12g-3 issue.

2. Registration of New Registrant Common Stock Under Section 12(b) of Exchange Act. We request the Staff to confirm counsel’s view that the New Registrant Common Stock issued to stockholders of Private Company and Reporting Company upon completion of the Mergers will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3(a) under the Exchange Act, and that New Registrant may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New Registrant Common Stock is registered under Section 12(b) of the Exchange Act on a Form 8-K filed with the Commission in connection with the Mergers and by filing the annual report or reports specified in Rule 12g-3(g) under the Exchange Act.

Rule 12g-3(f) provides that the issuer of the securities deemed registered pursuant to Rule 12g-3(a) shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed to be registered. It is counsel’s view that, upon completion of the Mergers and the filing of such Form 8-K, the New Registrant Common Stock will be properly registered under Section 12(b) of the Exchange Act without the need to file a registration statement on Form 8-A. We note that, following consultation with the Staff during the filing review process, the successor issuer in the Aviza Transaction filed a Form 8-K indicating that its common stock was deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3.

3. Annual Report Filing Obligation of New Registrant After Mergers – New Registrant Annual Report. Counsel notes the following relevant information:

•	The most recently completed fiscal year of each of New Registrant, Private Company and Reporting Company ended on December 31, 2006.

•	Reporting Company is not an “accelerated filer” or a “large accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act.

•	As a non-accelerated filer, absent completion of the Mergers, Reporting Company would be required to file its Annual Report on Form 10-K for fiscal year 2006 on or before April 2, 2007.

•	The Mergers are expected to be completed, and the registration of the New Registrant Common Stock under Section 12(b) is expected to be effective, before March 31, 2007.

•	Reporting Company will have not filed the Reporting Company 2006 10-K before completion of the Mergers and effectiveness of the Section 12 registration of the New Registrant Common Stock.

•

At the time of effectiveness, the PAETEC S-4 will contain (1) audited financial statements of Private Company and Reporting Company for their three most recently completed fiscal years, (2) unaudited financial statements of Private Company and Reporting Company as of September 30, 2006 and for the nine months ended September 30, 2006 and (3) unaudited pro forma condensed combined financial statements of New Registrant as of September 30, 2006 and for the nine months ended September 30, 2006.

•

As described in the PAETEC S-4, New Registrant will account for the Mergers as a purchase of Reporting Company by Private Company, using the purchase method of accounting. As a result, (1) as of the effective time of the Mergers, the historical financial statements of Private Company will become the historical financial statements of New Registrant and (2) beginning on the effective date of the Mergers, the results of operations of Reporting Company will be combined with the results of operations of Private Company and will be included in the results of operations of New Registrant.

We request the Staff to confirm counsel’s view that, based on the foregoing, New Registrant will (1) succeed to Reporting Company’s filing status as a non-accelerated filer and (2) satisfy the requirement of Rule 12g-3(g) to file its initial annual report (“New Registrant Annual Report”) by filing on or before April 2, 2007 an Annual Report on Form 10-K for its fiscal year ended December 31, 2006. Rule 12g-3(g) provides that a Rule 12g-3 successor issuer shall “file an annual report for each fiscal year beginning on or after the date as of which the succession occurred.” We note that, consistent with the purchase method of accounting and the Commission’s accounting rules, the New Registrant Annual Report will be required to present audited financial statements for Private Company only, and not for Reporting Company.

4. Annual Report Filing Obligation of New Registrant After Mergers – Reporting Company Annual Report. In connection with completion of the Mergers, NASDAQ will file with the Commission an application on Form 25 to remove the Reporting Company common stock from listing and registration thereon, pursuant to Rule 12d2-2(a)(3) under the Exchange Act. Upon such termination of the Section 12(b) registration of the Reporting Company common stock, New Registrant, on behalf of Reporting Company, intends to file a certificate on Form 15 deregistering the Reporting Company common stock registered under Section 12(g) of the Exchange Act. The filing of the Form 15 will relieve Reporting Company, pursuant to Rules 12g-4 and 12h-3 under the Exchange Act, from the duty to file annual and other periodic reports under Sections 13(a) and 15(d) of the Exchange Act arising out of the registration of the Reporting Company common stock. The termination of Reporting Company’s Section 12 registration and the suspension of Reporting

Company’s Section 15(d) reporting obligations will be effective immediately upon the filing of Form 15. In addition, Reporting Company will file post-effective amendments to all of its registration statements on Form S-8 and Form S-3 to deregister all shares of its common stock registered thereby which remain unsold. During the period from January 1, 2006 through the closing date of the Mergers, Reporting Company will not have filed any registration statement under the Securities Act, other than one registration statement on Form S-8 which it filed in April 2006, and will not have amended any pre-existing registration statements other than those noted above that will be deemed to have been amended solely by reason of automatic updating pursuant to Section 10(a)(3) of the Securities Act,1/ nor will it have sold any securities pursuant to an effective registration statement other than a registration statement on Form S-8 or Form S-3. 2/

1/	The consent of the independent auditors of Reporting Company dated March 3, 2006 to the incorporation by reference of Reporting Company’s audited consolidated financial statements for fiscal 2005 into effective registration statements refers, in addition to Reporting Company’s registration statements on Form S-8, to (1) registration statements on Form S-4 and (2) two registration statements on Form S-3. The Form S-4 registration statements relate solely to a single registered exchange offer by Reporting Company and its subsidiaries in 2004 of notes issued in an exempt transaction for notes registered under the Securities Act. This exchange offer was completed in December 2004 for 100% of the registered notes, and no subsequent offerings of securities pursuant to the Form S-4 registration statements have been or may be made. The two Form S-3 registration statements relate solely to sales of Reporting Company common stock by stockholders of Reporting Company pursuant to Rule 415 under the Securities Act. Other than for normal-course updating pursuant to Section 10(a)(3) of the Securities Act, the two registration statements were last amended in January and June 2004, respectively, and only minimal, if any, sales pursuant to such registration statements have been made since January 1, 2006.
2/	We recognize that the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) of the Exchange Act is limited by Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act. As a result, Rule 12h-3(c) may prevent Reporting Company from suspending its duty to file periodic reports under Section 15(d) of the Exchange Act until it files the Reporting Company 2006 10-K. We note, however, that the Staff previously has stated that Rule 12h-3(c) is not intended to apply to normal-course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. Letter to C. Michael Harrington (available January 4, 1985). Further, the Staff has indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. As characterized by the Commission, the rule’s “limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer’s activities at least through the end of the year in which it makes a registered offering.” Release No. 34-20263 (October 5, 1983). These policy concerns are not at issue in the case of Reporting Company. As a result of the Mergers, all of Reporting Company’s common stock will be exchanged for New Registrant Common Stock and all rights relating to Reporting Company common stock under Reporting Company’s employee benefit plans or otherwise will be assumed by New Registrant and converted into the right to receive New Registrant Common Stock. Accordingly, as a result of the Mergers, no shares of Reporting Company common stock (except for the shares owned by New Registrant) and no options, warrants or other rights to acquire Reporting Company common stock will remain outstanding. New Registrant, as described below, will file one or more registration statements as Form S-8 to register its offerings of New Registrant Common Stock in connection with the assumed Reporting Company employee benefit plan securities. In circumstances such as these, the Staff has recognized that the benefits, if any, of continued periodic reporting would not be commensurate with the financial and administrative imposed by such reporting. PacifiCare Health Systems, Inc. (available March 16, 2006); Friedman, Billings, Ramsey Group Inc., FBR Asset Investment Corporation, Forest Merger Corporation (available March 25, 2003); ConocoPhillips (available August 23, 2002); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999). In reliance on the Staff’s no-action positions, counsel intends to advise Reporting Company that Rule 12h-3(c) will not prevent it from suspending its duty to file periodic reports under Section 15(d) before it files the Reporting Company 2006 10-K.

Counsel requests the Staff’s advice whether New Registrant would be required to file the Reporting Company 2006 10-K following completion of the Mergers. As noted above, the succession of New Registrant to Reporting Company’s Exchange Act reporting obligations is expected to occur following the end of Reporting Company’s 2006 fiscal year and before Reporting Company otherwise would be required to file its 2006 annual report. It is counsel’s view that, absent the potential application of Rule 12g-3(g), following the actions summarized above, the Commission’s rules would not require such a filing. Counsel notes, however, that Rule 12g-3(g) provides that, in addition to filing its own initial annual report, the successor issuer shall “file an annual report for each of its predecessors that had securities registered pursuant to section 12 of the [Exchange] Act covering the last full fiscal year of the predecessor before the registrant’s succession, unless such report has been filed by the predecessor. Such annual report shall contain information that would be required if filed by the predecessor.”

The filings for the Aviza Transaction do not clarify the application of Rule 12g-3(g) to a successor issuer that becomes subject to Exchange Act reporting obligations in a business combination transaction with a double-merger structure involving a private company and an SEC-reporting predecessor. The December 1, 2005 closing date of the Aviza Transaction occurred during the fourth fiscal quarter of the successor issuer’s SEC-reporting predecessor. Because the predecessor had filed its annual report for its last full fiscal year in March 2005, which was before the succession date, the potential application of Rule 12g-3(g) to this transaction structure was not required to be tested.

It is counsel’s view that, in a business combination structure such as that involved here, the purposes of Rule 12g-3 would not be compromised if the rule were construed as not requiring New Registrant to file the Reporting Company 2006 10-K. The Rule 12g-3 proposing release indicates that a purpose of the rule is to eliminate possible gaps in the application of Exchange Act protection to securityholders. The filing of the New Registrant annual report would prevent the occurrence of such a gap in the present transaction. This is particularly the case where New Registrant will account for the Mergers as a purchase of Reporting Company by Private Company because, among relevant factors, Private Company’s assets and revenues are greater than those of Reporting Company and Private Company’s stockholders will hold a majority of the post-transaction common equity. Counsel also notes that, in a recent no-action letter involving the application of Rule 12g-3 to a succession under paragraph (c) of the rule, the Staff stated that it would not object if the reporting obligations by and with respect to two SEC-reporting predecessors were suspended immediately upon their filings of Form 15. Friedman, Billings, Ramsey Group Inc., FBR Asset Investment Corporation, Forest Merger Corporation (available March 25, 2003); ConocoPhillips (available August 23, 2002). In its submission to the Staff, the applicant for relief stated that, particularly in light of the fact that there would be no investing public with respect to a predecessor’s common stock, the continuing reporting obligations of the successor issuer would ensure the public’s receipt of adequate information.

We note that much of the information about Reporting Company subsequent to September 30, 2006 that would be contained in the Reporting Company 2006 10-K will be contained either in the PAETEC S-4 or in the New Registrant annual report. The PAETEC S-4 will contain beneficial stock ownership information for Reporting Company as of December 31, 2006 or a later date and compensation information for Reporting Company’s executive officers and directors for full year fiscal 2006. New Registrant also would undertake to file a copy of Reporting Company’s audited consolidated financial statements for fiscal year 2006 as an exhibit to the New Registrant annual report.

If the Staff advises that Rule 12g-3(g) will require New Registrant to file the Reporting Company 2006 10-K, we request the Staff to confirm counsel’s view that (1) New Registrant will satisfy this requirement if it files the Reporting Company 2006 10-K on or before April 2, 2007 and (2) New Registrant’s obligation to file periodic reports under the Exchange Act with respect to Reporting Company will terminate after New Registrant files the Reporting Company 2006 10-K.

5. Filing of New Registrant Registration Statements on Form S-8. Following completion of the Mergers, New Registrant intends to file with the Commission one or more registration statements on Form S-8 (“S-8 Registration Statements”) to register its offering from time to time of employee benefit plan securities pursuant to employee benefit plans of Private Company and Reporting Company assumed by New Registrant in the Mergers and pursuant to a new stock incentive plan adopted by New Registrant in connection with the Mergers.

We request the Staff to confirm counsel’s view that, consistent with the requirements of Item 3(a) of Form S-8, New Registrant may file the S-8 Registration Statements after completion of the Mergers, but before it files the New Registrant Annual Report (and, to the extent required by Rule 12g-3(g), the Reporting Company 2006 10-K) on or before April 2, 2007. Item 3(a) provides that the S-8 Registration Statements will be required to incorporate by reference “the registrant’s latest annual report…filed pursuant to Section 13(a) or 15(d) of the Exchange Act, or…the latest prospectus filed pursuant to Rule 424(b) under the Act that contains audited financial statements for the registrant’s latest fiscal year for which such statements have been filed….” (emphasis supplied). As noted above, the prospectus which forms a part of the PAETEC S-4, and which New Registrant would incorporate by reference into the S-8 Registration Statements, contains the audited financial statements of Private Company and Reporting Company for fiscal year 2005, which under the Commission’s rules are the pre-combination audited financial statements for the “latest fiscal year for which such statements have been filed.”

6. Availability of Rules 144 and 145. Rule 144(c)(1) under the Securities Act requires that the issuer of securities sought to be sold in reliance on Rule 144 either (1) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (2) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Rule 145(d)(1) under the Securities Act requires that the issuer comply with the public information requirements under Rule 144(c) under the Securities Act.

We request the Staff’s advice whether, for purposes of Rules 144 and 145 under the Securities Act, New Registrant may include the prior reporting history of Reporting Company in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act. Assuming confirmation from the Staff as requested herein, New Registrant will be the successor to Reporting Company within the meaning of Rule 12g-3. Further, on a consolidated basis, New Registrant will include the assets, businesses and operations of Reporting Company. Reporting Company has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. The Staff has recognized in interpretive and no-action letters that it is consistent with the policies underlying Rules 144 and 145 to permit successor issuers to include the prior reporting history of their SEC-reporting predecessors for purposes of assessing compliance with the information requirements of Rule 144(c)(1). Friedman, Billings, Ramsey Group Inc., FBR Asset Investment Corporation, Forest Merger Corporation (available March 25, 2003); ConocoPhillips (available August 23, 2002); Kerr-McGee Corporation (available July 31, 2001); AOL Time Warner Inc. (available November 15, 2000); NSTAR (available July 29, 1999); Pennsylvania Power & Light Company (available March 3, 1995). We recognize that New Registrant would be a successor issuer in a merger transaction involving a non-SEC-reporting company as well as an SEC-reporting company. We note however, that, since the filing of the PAETEC S-4 on November 13, 2006, investors have had available to them information about Private Company that is essentially equivalent to the information Reporting Company has provided in its Exchange Act reports filed with the Commission. Accordingly, in such circumstances, we believe that investors will have had for 90 days before the merger closings, and will have upon the merger closings, access to sufficient information about New Registrant of the type contemplated by Rule 144(c)(1) to ensure that the policies underlying Rules 144 and 145 are not compromised.

*        *        *        *        *

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number 202/637-5534 or, in the absence of the undersigned, to Richard J. Parrino at telephone number 703/610-6174.

Very truly yours,

/s/ Charles E. Sieving
Charles E. Sieving

Enclosures
cc:	Nancy A. Lieberman
Randall H. Doud
PAETEC Holding Corp.
US LEC Corp.

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